August 1, 2012

VIA EDGAR SYSTEM

Mr. Patrick Gilmore, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington DC, 20549

Re:	TTM Technologies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 29, 2012

File No. 000-31285

Dear Mr. Gilmore:

TTM Technologies, Inc., a Delaware corporation (referred to as the “Company”, “we”, “our” or “us”), hereby submits its responses to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your letter dated July 19, 2012 (the “Comment Letter”). The individual responses of the Company to each of such comments are set forth below. The headings and numbers of our responses coincide with the headings and comment numbers set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Long-Lived Assets, page 38

1.            Comment: We note that during the year ended December 31, 2011, goodwill allocated to the North America segment was impaired. In future filings, to the extent you perform two-step impairment tests after performing qualitative analyses, and any of your reporting units with goodwill are at risk of failing “step one” of ASC 350-20-35-4 because the fair value is not substantially in excess of the carrying value, please disclose the following information:

•	The percentage by which fair value exceeded carrying value as of the most recent step-one test;

•	Amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

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August 1, 2012

•	Analysis of the degree of uncertainty associated with your assumptions; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if in your view your reporting units are not at risk we encourage you to disclose that fact.

Company Response: As requested, in future filings, in the event we perform two-step impairment tests after performing qualitative analyses, and any of our reporting units with goodwill are at risk of failing “step one” of ASC 350-20-35-4 because the fair value is not substantially in excess of the carrying value, we will expand our disclosure to include the additional requested information. In addition, in future filings, if we view our reporting units as not at risk after performing such impairment tests, we will disclose such fact.

Liquidity and Capital Resources, page 44

2.            Comment: We note that as of December 31, 2011, you had cash and cash equivalents of $70.4 million located in Asia. Please clarify whether this amount is the total amount of cash held by foreign subsidiaries. To the extent there is cash and cash equivalents held by subsidiaries located in foreign regions other than Asia, please tell us and disclose the total amount of cash held by foreign subsidiaries in future filings. Also, please tell us what consideration was given to disclosing the potential income tax consequences of repatriating undistributed earnings of foreign subsidiaries. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Company Response: As of December 31, 2011, we had an aggregate of approximately $71.7 million of cash and cash equivalents held by our foreign subsidiaries, approximately $70.4 million of which was held in Asia, and approximately $1.3 million of which was held in Europe. As requested, we will expand our disclosure in future filings to include the total amount of cash and cash equivalents held by our foreign subsidiaries.

As of December 31, 2011, approximately $7.6 million of the cash and cash equivalents held by our foreign subsidiaries was located in our Shanghai backplane assembly plant, which is included in our North America operating segment. On page 45 and 71 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (“10-K”), we disclosed that cash and cash equivalents located in the Shanghai backplane assembly plant are expected to be repatriated, and on page 71 and 87 of the 10-K, we disclosed that we recorded U.S. income taxes on earnings attributable to the Shanghai backplane assembly plant.

Based upon our analysis of the liquidity of the Company, including our foreign operations, we concluded that significant capital was needed in our Asia Pacific operating segment to fund current operations and capital expenditures and to service indebtedness located in Asia. As a result, we concluded and disclosed on page 71 of the 10-K that we do not intend to repatriate earnings from our foreign subsidiaries within our Asia Pacific operating segment and consider such earnings as permanently reinvested. As of December 31, 2011, approximately $62.8 million of cash and cash equivalents was held by our foreign subsidiaries within the Asia Pacific operating segment. Assuming we were to repatriate earnings from our Asia Pacific operating segment, we concluded that the determination of the income tax consequences of repatriating such earnings is not practicable because there are various methods available to us to repatriate such earnings, each with different tax

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August 1, 2012

consequences. In addition, if such earnings were to be repatriated, we expect foreign tax credits to be available to offset the potential tax liability; however, the timing and amount of such foreign tax credits is uncertain. The calculation of the available foreign tax credit is dependent upon the uncertain timing of the repatriation and projections of significant future uncertain events. As we do not currently intend to repatriate earnings from our Asia Pacific operating segment, we determined that making forecasts related to such an event is not practicable. Accordingly, on page 87 of the 10-K, we stated that the “determination of the unrecognized deferred tax liability for the temporary difference related to these undistributed earnings is not practicable.”

Notes to Consolidated Financial Statements

Note (2) Summary of Significant Accounting Policies

Revenue Recognition, page 70

3.            Comment: We note from disclosure in the business section that you provide certain value-added services as well as design and engineering services. Please tell us whether these services are separate deliverables in your arrangements with customers. To the extent such services constitute separate deliverables, please explain the terms of the arrangements containing such services, how you allocate arrangement consideration and how you recognize revenue for the services.

Company Response: We provide value-added design and engineering services, which are customer specific R&D-type projects or customer outsourcing of design activity. These design and engineering services represent a niche area of revenue for us. For these services, we recognize revenue at completion of the project, which occurs when the customer approves and receives delivery of the design. At that point, ownership of the design vests in the customer. While in some cases we may ultimately manufacture the printed circuit board (PCB) products that are designed by us in connection with such services, the customer is free to submit the design to any PCB manufacturer of its choosing for fabrication. To the extent we are ultimately selected to manufacture such PCB products, the terms and conditions of the arrangement are subject to separate negotiation at the time the customer makes such determination. In 2010 and 2011, these services generated revenue of approximately $0.4 million and $0.5 million, respectively, or 0.03% of net sales in each such year.

Note (14) Commitments and Contingencies, page 96

4.            Comment: We note your disclosure indicating that “the amount of any reasonably possible or probable loss for known matters would not be material to the Company’s financial condition.” Please tell us what consideration was given to disclosing whether such matters may be material to your results of operations and cash flows or alternatively, your financial statements as a whole. In this regard, disclosing that a contingency is not expected to be material to one but not all of your financial statements does not meet the requirements of ASC 450-20-50-4(b).

Company Response: We review the status, and carefully consider the potential materiality and outcome, of all known legal matters on a quarterly basis in order to maintain compliance with the requirements of ASC Topic 450 and Item 103 of Regulation S-K. In many cases, we are unable to estimate reasonably possible or probable losses due to the preliminary nature of the legal matters, the indeterminate amount of damages being sought, the need to resolve significant issues of fact, and/or the presence of novel issues of law. Notwithstanding the difficulty in estimating such reasonably possible or probable losses, based upon our knowledge as of the date of the 10-K, as well as a review

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August 1, 2012

of amounts of claimed damages in certain matters and our consideration of the advice we received from our professional advisors (including legal counsel), we believed that any potential liabilities arising from known legal matters would not have a material adverse effect on our financial condition, results of operations, or cash flows. However, given the uncertainty of the outcomes of the known legal matters, we also disclosed on page 96 of the 10-K that “the ultimate potential loss could have a material adverse effect on the Company’s financial condition or result of operations in a particular period.” In future filings, we will expand our disclosure regarding known legal matters to include the expected impact to all of our consolidated financial statements.

* * * * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (714) 327-3000 if you have any questions or would like any additional information.

Very truly yours,

/s/ Steven W. Richards
Steven W. Richards
EVP, Chief Financial Officer,
Treasurer and Secretary